Room 4561

January 31, 2007

Mr. Terrence DeFranco
Chief Executive Officer
Edentify, Inc.
74 West Broad Street
Suite 350
Bethlehem, Pennsylvania 18018

Re: Edentify, Inc.
Amendment No. 1 to Registration Statement on Form SB-2 filed January 10, 2007
File No. 333-139110

Dear Mr. DeFranco:

      We have reviewed your amended filing and response letter filed January 10, 2007 and have the following comments.

Registration Statement on Form SB-2

Facing Page

1.   We note that you have elected to combine your registration statements into a single prospectus pursuant to Rule 429 under the Securities Act. Your indication on the facing page of your current registration statement regarding the post-effective amendment of your registration statement, File No. 333-131101, pursuant to Rule 462(d), however, does not appear applicable. Pursuant to Rule 429(b), please "identify [the] earlier registration statement to which [your] combined prospectus relates by setting forth the Commission file number at the bottom of the facing page of the latest registration statement."

2.   Please provide executive compensation and related party transaction disclosure pursuant to our revised regulations. Please see Release No. 33-8732A, Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Selling Security Holders, page 10

3.   We note your response to comment 3 of our letter dated December 21, 2006. Your combined prospectus now includes shares related to other private placements in addition to the May and September 2006 private placements referenced in the third paragraph. Accordingly, please update your disclosure to discuss all the shares that are the subject your combined prospectus.

4.   Pursuant to Item 507 of Regulation S-B, please disclose the number of shares owned by your selling security holders prior to and after the offering. It further appears that your disclosure of the ownership percentage after the offering of your selling security holders has not been updated in light of the combining of your registration statements into a single prospectus.

Item 28. Undertakings

5.   We note your response to comment 6 of our letter dated December 21, 2006. Please provide the applicable undertaking pursuant to Item 512(a)(2) of Regulation S-B. We further note that you have included the undertaking pursuant to Item 512(g)(1). Rule 430B under the Securities Act does not appear to applicable to your offering. Please advise us of the basis for your reliance on Rule 430B or, otherwise, please provide the undertaking pursuant to Item 512(g)(2) in lieu of providing the undertaking pursuant to Item 512(g)(1).

Signatures

6.   We note that Terrance DeFranco executed the registration statement on behalf of Edentify. Pursuant to the signature requirements of Form SB-2, Mr. DeFranco must also execute the registration statement in his personal capacity as an officer of Edentify.

Exhibit 5.1

7.   Please specifically quantify and delineate the shares currently being registered and for which counsel is providing his opinion. We note that certain shares have been issued, are to be issued to satisfy interest obligations or are issuable upon the exercise of warrants or conversion of debentures.

8.   We note counsel's opinion with respect to the shares issuable upon the exercise of warrants or conversion of debentures. Please advise us whether such shares have been authorized for issuance and how such shares "are validly issued" in light of the prior statement that they have neither been issued nor authorized. Please provide us an analysis of the basis for registering shares for resale that have yet to be authorized for issuance by your board of directors.

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You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Kenneth R. Vennera, Esq.
        Facsimile: (610) 814-6836